Exhibit 99.2

Recent Transactions

Reporting Person	Security	Transaction	Date	No. Shares	Price Per Share
BBH*	Class S Units of Beneficial Interest	Purchase	9/18/2026	53,144.38	$11.29
BBH*	Class S Units of Beneficial Interest	Purchase	9/21/2026	10,247.35	$11.32
BBH*	Class S Units of Beneficial Interest	Purchase	9/22/2026	51,236.75	$11.32
BBH*	Class S Units of Beneficial Interest	Purchase	9/24/2026	881.83	$11.34
BBH*	Class S Units of Beneficial Interest	Purchase	9/28/2026	50,527.24	$11.38
Credit Partners	Class S Units of Beneficial Interest	Purchase	9/29/2026	70,175.44	$11.40

* On behalf of Client Accounts